

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2021

Pierluigi Paracchi
Chief Executive Officer
Genenta Science S.r.l.
Via Olgettina No. 58
20132 Milan, Italy

> **Re: Genenta Science S.r.l.**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted October 29, 2021**
> **CIK No. 0001838716**

Dear Mr. Paracchi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted October 29, 2021

Cover Page

1. Please tell us whether the "Reserved Offering" will commence promptly, or provide your analysis how the offering as currently described complies with the requirements for a continuous offering. Refer to Rule 415(a)(1)(ix).

Item 8. Exhibits and Financial Statement Schedules, page II-2

2. It appears you are redacting information from Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, and 10.7. Please revise to mark the exhibit index to indicate that portions of the exhibits have been omitted and include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both

not material and is the type that the registrant treats as private or confidential as required by Item 601(b)(10)(iv) of Regulation S-K.

You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Norwood P. Beveridge, Esq.